UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 18-K for the fiscal year ended December 31, 2019 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated May 25, 2010 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 3 is hereby amended by adding the text under “Recent Developments” on page 4 hereof to the text in the “Council of Europe Development Bank—Recent Developments” section; and

2.	Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 4 hereof.

RECENT DEVELOPMENTS

On May 26, 2020, the Principality of Andorra (“Andorra”) became a member of the CEB. Andorra’s accession does not have a material impact on the CEB’s capital structure.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2019. It does not otherwise give effect to any transaction since that date. Since December 31, 2019, there has been no material change in the capitalization of CEB except for the following issuances:

•

Under the CEB’s Euro Medium Term Note Program: SEK 1.5 billion (approximately EUR 143 million based on the exchange rate at the time of the issuance) 0.261% notes due 2023, EUR 1.0 billion 0.05% notes due 2030, EUR 100 million 0.125% notes due 2023, NOK 500 million (approximately EUR 50 million based on the exchange rate at the time of the issuance) 1.625% notes due 2024, and GBP 300 million (approximately EUR 355 million based on the exchange rate at the time of the issuance) 0.75% notes due 2027, all in January 2020, as well as EUR 1.0 billion 0.000% notes due 2027 in April 2020 and USD 300 million (approximately EUR 276 million based on the exchange rate at the time of the issuance) 0.375% notes due 2022 in May 2020.

•	Under the CEB’s SEC-registered U.S. debt shelf program: USD 1.0 billion (approximately EUR 926 million based on the exchange rate at the time of the issuance) 1.375% notes due 2025 in February 2020.

•	Under the CEB’s Euro Commercial Paper Program: approximately EUR 2.86 billion based on the exchange rate as at May 29, 2020 (issued since January 2020 and outstanding as of June 3, 2020).

Furthermore, on May 28, 2020, the CEB priced HKD 200 million (approximately EUR 23 million based on the exchange rate at the time of pricing) 1.100% notes due 2023 under its Euro Medium Term Note Program. The pending transaction is expected to close on June 8, 2020.

As of December 31, 2019
(unaudited) (in thousands of euros)
Short-term Debt(1)	3,320,793
Long-term Debt(2)	17,185,373
Equity
Capital(3)
Subscribed	5,472,219
Uncalled	(4,859,802)

Called	612,417
General Reserve(4)	2,456,101
Gains or losses recognized directly in equity	(84,399)
Net profit	104,685

Total Equity	3,088,804

Total Capitalization(5)	20,274,176

(1)

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
(5)	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on June 3, 2020.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ ROLF WENZEL
	Name:	Rolf Wenzel
	Title:	Governor

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